117 Avenue de Luminy—BP 30191 13009 Marseille, France	VIA EDGAR

October 11, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Donald Field

Dietrich King

Keira Nakada

Lisa Vanjoske

Re:	Innate Pharma S.A.

Registration Statement on Form F-1

File No. 333-233865

Acceleration Request

Requested Date:        October 16, 2019

Requested Time:        4:30 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1 to become effective on October 16, 2019, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as its counsel may orally request via telephone call to the staff. The Registrant hereby authorizes each of Richard Segal, Brandon Fenn and Katie Kazem of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Richard Segal of Cooley LLP at +1 617 937 2332, or in his absence, Brandon Fenn at +1 212 479 6626. Thank you for your assistance with this matter.

[Signature Page Follows]

Sincerely, Innate Pharma S.A.

By:	/s/ Mondher Mahjoubi
Mondher Mahjoubi Chief Executive Officer

cc:	Richard Segal, Cooley LLP

Yvan-Claude Pierre, Cooley LLP

Divakar Gupta, Cooley LLP

Brandon Fenn, Cooley LLP

Bertrand Sénéchal, Linklaters LLP

Deanna L. Kirkpatrick, Davis Polk & Wardwell LLP

Yasin Keshvargar, Davis Polk & Wardell LLP

Arnaud Duhamel, Gide Loyrette Nouel A.A.R.P.I.

Théophile Strebelle, Gide Loyrette Nouel A.A.R.P.I.